Mail Stop 3561

July 2, 2009

Richard W. Turner, Chief Executive Officer
Conmed Healthcare Management, Inc.
7250 Parkway Dr., Suite 400
Hanover, MD   21076

>   **Re: Conmed Healthcare Management, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed March 26, 2009**
>   **File No. 000-27554**
>
>   **Form 10-Q for quarter ended March 31, 2009**
>   **Filed May 14, 2009**
>   **File No. 000-27554**

Dear Mr. Turner:

We have reviewed your response letter dated June 10, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Supplemental Response filed June 10, 2009</u>

1. We note that your response to our prior comment two indicates that you do not intend to present pro forma financial information as part of Management's Discussion and Analysis in your amended Form 10-K. However, it appears that there is a reference to this pro forma disclosure on page 42 of Exhibit A to your supplemental response. Please revise.

2. We note your response to comment eight of our prior comment letter and we reissue it in part. Please revise your proposed narrative summary of your executive compensation agreements to be included in future filings to include a discussion of how the board determine its annual bonuses awarded to your named executive officers, as required by Item 402(o)(5) of Regulation S-K. We note that your compensation agreements filed as Exhibits 10.7, 10.8, and 10.9 filed with your Form SB-2 on April 3, 2007 indicate that the criteria for the executive bonuses would be determined annually by the board and/or the chief executive officer, but there is no discussion of this criteria in your response letter.

3. Please note that you must file an actual Form 10-K/A with your proposed changes for the staff to complete its review of your annual report and related documents.

Form 10-Q for Fiscal Quarter Ended March 31, 2009
Item 4(T) – Controls and Procedures, page 50

4. We note your statement that "a controls system cannot provide absolute assurance, however, that the objectives of the controls system are met." Please revise to clearly state, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. As an alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures in your future Exchange Act filings.

* * * * *

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Questions may be directed to Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc:　　Thomas W. Fry, CFO
　　　　Fax: (410) 712-4760
　　　　Robert J. Wollin, Esq.
　　　　Fax: (212) 715-8148